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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                    Noise Cancellation Technologies, Inc.
                    -------------------------------------
                              (Name of Issuer)

                                Common Stock
                            ---------------------
                        (Title of Class of Securities)


                                  655279107
                               --------------
                               (CUSIP Number)



                               Carole Salkind
                       Sills, Cummis, Zuckerman et al
                            One Riverfront Plaza
                          Newark, New Jersey  07102
                               (201) 643-7000

              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)




                               March 28, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:    / /

Check the following box if a fee is being paid with this statement:    / /




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CUSIP NO. 655279107
- -------------------

1.   Name of Reporting Person CAROLE SALKIND

     S.S. or I.R.S. Identification No. of Above Person

- ------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                                (a)   / /
                                                (b)   / /

- ------------------------------------------------------------------------------
3.   SEC Use Only

- ------------------------------------------------------------------------------
4.   Source of Funds

     PF
- ------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                      / /

- ------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
- ------------------------------------------------------------------------------
Number of                                    7.       Sole Voting Power
Shares                                                5,285,000
Beneficially                                          ------------------------
Owned by                                     8.       Shared Voting Power
Each Reporting                                        -0-
Person With                                           ------------------------
                                             9.       Sole Dispositive Power
                                                      5,285,000
                                                      ------------------------
                                             10.      Shared Dispositive Power
                                                      -0-
                                                      ------------------------

- ------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,285,000
- ------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                      / /

- ------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.6%

- ------------------------------------------------------------------------------
14.  Type of Reporting Person
     IN

- ------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Stock"), of Noise Cancellation Technologies, Inc., a Delware corporation (the "Company"). The principal executive offices of the Company are located at 1025 West Nursery Road, Linthicum, Maryland 21090-1203.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Carole Salkind

     (b) Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102

     (c) Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above.

     (d) During the last five years Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Carole Salkind was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Carole Salkind was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  United States of America

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 28, 1996 Carole Salkind purchased 2,000,000 shares of Stock of the Company. Previously Carole Salkind had purchased 3,285,000 shares of such Stock in one private transaction pursuant to Regulation D of the Securities Act of 1933 and in transactions placed through the NASDAQ Stock Market. In all transactions Carole Salkind paid cash from personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

     Carole Salkind acquired the Stock for general investment purposes. Carole Salkind intends to review on a continuing basis her investment in the Company. As of the date of this Schedule 13D, no determination has been made by Carole Salkind to acquire additional securities of the Company or to dispose of the shares of Stock Carole Salkind currently owns, although she reserves the right to decide to take any such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.



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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Carole Salkind owns 5,285,000 shares of Stock, Representing approximately 5.6% of the issued and outstanding shares of Stock. Carole Salkind has sole voting and disposition power of all such shares.

     (c) On March 28, 1996, Carole Salkind purchased 2,000,000 Shares directly from the Company pursuant to Regulation D of the Securities Act of 1933, as amended at the price of $0.34375 per share.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit Number                   Description
     --------------                   -----------

Not applicable.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1996



                                             /s/ CAROLE SALKIND
                                             ---------------------
                                             CAROLE SALKIND



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